CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2021

		2021
ASSETS		
Assets:		
Cash and cash equivalents	$	637,590
Accounts receivable, net		83,179
Due from affiliate		43,455
Prepaid expenses		22,753
Total assets	$	786,977

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilites:		
Due to affiliate	$	36,762
Income taxes payable		3,942
Other liabilities and accrued expenses		84,174
Total liabilities		124,878
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding		10
Additional paid in capital		832,108
Accumulated deficit		(170,019)
Total shareholder's equity		662,099
Total liabilities and shareholder's equity	$	786,977